Exhibit 99.4

Sphere 3D Names Patricia Trompeter CEO; Duncan McEwan Transitions to Chairman of the Board

  The Company will expand its Board of Directors to five members and establish an executive advisory board in the second quarter of 2022

TORONTO, Ontario, Canada, April 5, 2022 - Sphere 3D Corp. (Nasdaq: ANY) (Sphere 3D), dedicated to becoming the leading carbon-neutral bitcoin mining company operating at an industrial scale, has announced that Patricia Trompeter will become Sphere 3D's CEO and that Duncan McEwan will transition to be Chairman of the Board of Directors.  Peter Tassiopoulos, former CEO of Sphere 3D, will work closely with Ms. Trompeter and the board to ensure a smooth transition and remain engaged as a consultant for one year.  The changes are effective April 5, 2022.

"On behalf of the Board of Directors, I want to thank Peter for his dedication to Sphere 3D, guidance in steering the pivot to cryptocurrency mining in 2021, and commitment to a seamless transition," said Duncan McEwan, Chairman of Sphere 3D.  "The board is excited to welcome Ms. Trompeter as the first minority female CEO of a public cryptocurrency mining company.  Ms. Trompeter's strong operational and financial experience will help expedite the growth and optimization of our Company to enable us to grow our mining fleet to an industrial scale and capitalize on the enormous potential of the bitcoin mining industry."

Mr. McEwan added, "I am proud and humbled to be taking over the Chairman role from Vic (Vivekanand Mahadevan), who will remain on the board as we expand into this high-growth and lucrative industry.  We are actively engaged in identifying and adding additional board members and look forward to strengthening our board over the coming weeks."

"This is an exciting time for Sphere 3D, and it is an honor to be appointed CEO of Sphere 3D at this inflection point for the Company.  We are well-positioned to become one of the world's largest carbon-neutral bitcoin miners, with 6.0 EH/s of capacity under contract and expected to be delivered this year.  We are already operating 1,000 S19j Pro miners, and we expect to receive an additional 4,000 S19j Pro miners by the end of Q2 and 55,000 more by year-end 2022," said Patricia Trompeter, Sphere 3D's new CEO.  "We are in a strong position to grow Sphere 3D and maximize value for our shareholders.  I am focused on getting the 60,000 machines operational, building a strong team and raising the profile of Sphere 3D in the markets."

Peter Tassiopoulos, former CEO of Sphere 3D, commented, "I have been involved in various roles with the Company for the better part of a decade.  I am grateful to have had the opportunity to work with so many talented people at Sphere 3D over the years, and I am proud of the Company's recent accomplishments.  I look forward to assisting in any way possible going forward and what the next chapter brings for Sphere 3D in Patti's capable hands."

Commitment to Bitcoin

Ms. Trompeter's compensation will initially be a mix of bitcoin and currency, with her salary paid in U.S. currency and 100% of bonuses paid in bitcoin.  Her compensation will transition to 100% bitcoin as the Company grows to scale.  The Company will pay the Board of Directors' compensation predominantly in bitcoin, being one of the first boards to be compensated in Bitcoin.

Board of Directors Changes

The Company also announced that it would expand the board of directors to five members.  A search is underway for two new independent board members with relevant experience.  Duncan McEwan will transition into the Chairman role, replacing Vivekanand Mahadevan (Vic), who will remain on the board.  The board may engage a specialized search firm to help identify appropriate board candidates.  Ms. Trompeter will step into a non-independent Board role effective April 5, 2022.

Executive Advisory Board

Ms. Trompeter and the Board of Directors plan to establish an advisory board comprising senior executives from the blockchain, cryptocurrency, and related industries.  The advisors will provide strategic input as well as act as a sounding board for the Sphere 3D Board of Directors and leadership team as the Company not only grows its mining fleet but also expands into new areas of cryptocurrency and blockchain.

About Ms. Trompeter

Ms. Trompeter joined the Sphere 3D Board of Directors in April 2021.  She brings to Sphere 3D over 20 years of notable success guiding corporate turnarounds, M&A execution, finance, and acquisition integration.  In her leadership role with Sphere 3D, she leverages her experience to optimize the Company's operational and financial structures and ignite its revenue growth engines.  Her experience includes various executive leadership positions, including Board Director, CFO, controller, COO, and M&A lead, for innovative and emerging technology companies.  At GE Capital, Ms. Trompeter spent more than 15 years refining her restructuring & turnaround skills, mergers & acquisition skills, and her financial and operational expertise while growing her career.  Before leaving, she earned the role of CFO at GE Capital IT Solutions, North America, overseeing $3B in Revenue.  She is a Founder and Managing Director of Ceres Capital Ventures, LLC, an independent investment and advisory firm growing innovative technologies in emerging markets.  She also serves as a mentor for minority female-owned businesses and assists several non-profits.  Ms. Trompeter studied business administration at Marquette University, majoring in finance and economics, graduating in 1989.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  The Company's mining operation currently has 1,000 S19j Pro miners operating, expects delivery of 4,000 more in the second quarter of 2022 and 55,000 additional S19j Pro miners by year-end 2022.  Sphere 3D has approximately 6.0 EH/s of capacity under contract for deliveries this year.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's registration statement on Form F-4, reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward looking statements are based on current expectations, which are subject to change.

No Offer or Solicitation

This communication shall not constitute a solicitation of proxy, an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Kurt.kalfleisch@sphere3d.com